 Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022
March 17, 2025
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  David Gessert

RE:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-3
Registration No. 333-278659

Ladies and Gentlemen:

Stronghold Digital Mining, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-278659), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2024, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

On March 14, 2025, pursuant to the consummation of the Agreement and Plan of Merger, dated August 21, 2024, which was amended by amendment no. 1 thereto, dated as of September 12, 2024, by and among Bitfarms Ltd. (“Bitfarms”), the Company, Backbone Mining Solutions LLC, an indirect, wholly-owned subsidiary of Bitfarms (“BMS”) and HPC & AI Megacorp, Inc., a direct, wholly-owned subsidiary of BMS (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect, wholly-owned subsidiary of Bitfarms.

The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by Bitfarms.

Please provide the Company with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available, with a copy sent to the Company’s legal counsel, Christopher Barlow, at christopher.barlow@skadden.com. The Company respectfully requests your assistance in this matter.

Yours truly,

Stronghold Digital Mining, Inc.

By:	/s/ Ben Gagnon
Ben Gagnon Chief Executive Officer